Filed by Forest Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Forest Oil Corporation

File No. 1-13515

These materials are not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

Filed by Forest Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Forest Oil Corporation

File No. 1-13515

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[GRAPHIC]

ALL EMPLOYEE MEETING

[LOGO]	GROWTH	PROGRESS	MOMENTUM

THE “NEW” FST – Operations Spin-Off Drives Value

•                  Distribution returns value to Forest’s shareholders

•                  Opportunistic tax-free spin / merge of offshore Gulf operations segment creates two highly focused and valuable enterprises

•                  High quality partner in Mariner Energy creating well positioned GOM independent with excellent growth outlook

•                  Enhanced competitive positioning of Forest’s remaining onshore asset base to execute a more focused strategy

•                  Forest’s portfolio of long-life, concentrated assets in high quality basins poised for sustainable growth

STREAMLINED ASSET BASE, BETTER POSITIONED FOR GROWTH

[LOGO]

2

KEY TRANSACTION TERMS

Asset Contribution	• 344 Bcfe of Forest offshore proved reserves (12/31/04)

Liability Contribution	• $200 Million of debt
• $50 Million of derivatives at 6/30/2005
• $157 Million of ARO

Structure	• Tax-free Reverse Morris Trust transaction
• Spin-off of Gulf of Mexico operations
• Stock for stock merger of “SpinCo” and Mariner

Mariner Equity Ownership	• 58.2% Forest shareholders
• 41.8% Mariner shareholders

Mariner Management & Governance	• Scott Josey, Chairman & CEO
• 7 member board
• 2 members to be mutually agreed by Forest and Mariner

Expected Close	• Q4 2005 / Q1 2006 (economic effective date of July 1, 2005) *

*  Subject to Mariner shareholder vote and SEC registration requirements

3

TRANSACTION RATIONALE

SHAREHOLDER VALUE

•                  Provides greater investor clarity with respect to value proposition of each entity

•                  Unlocks intrinsic shareholder value in a tax efficient manner

•                  Preserves ability to participate in continued success of two well-positioned enterprises

INCREASED OPERATIONAL FOCUS

•                  Provides greater strategic clarity and management focus for two separate and discreet asset bases, each with strong critical mass and track record

•                  Integrates offshore shelf portfolio into high growth offshore deepwater focused vehicle run by Mariner’s proven management team

•                  Unleashes Forest’s management to accelerate execution of resource oriented onshore “acquire and exploit” strategy

FINANCIAL CAPABILITIES

•                  Preserves financial flexibility of both companies to act opportunistically

•                  Provides appropriate capital structure to fund deepwater opportunities

4

SPIN-OFF OF FOREST OIL’S GOM OFFSHORE ASSETS TO MARINER ENERGY

•                  A meeting was held with all of our GOM employees this morning to discuss the details of the deal and its implications for those employees

•                  Forest Oil management and the Board of Directors have ensured throughout the negotiation process that Forest Oil employees were given full and fair consideration in all aspects of the deal

•                  All Forest Oil employee shareholders will benefit from the proposed transaction:

•                  The strike price of outstanding stock options will be adjusted to reflect the value of the dividend being paid by Mariner to FST shareholders

•                  Participants who hold FST stock in the 401(k) plan will receive shares of Mariner stock in the plan equal to the dividend value (and keep their FST stock)

•                  Shareholders in the ESPP or common stock:

•                  will receive shares of Mariner stock equal to the value of the dividend

•                  the grant price of options purchased in the quarter of closing will be adjusted to reflect the value of the dividend distribution

5

SPIN-OFF OF GOM OFFSHORE ASSETS

•                  The majority of Denver, Metairie and Lafayette employees directly affiliated with GOM offshore assets (approximately 130 employees) will be transferred to Spinco/Mariner Energy upon closing of the transaction, tentatively scheduled for Q4 2005 / Q1 2006

•                  The majority of employees affiliated with GOM onshore assets will remain with Forest Oil

•                  JC Ridens will remain with Forest Oil as Senior Vice President responsible for the GOM onshore assets

6

CORPORATE STAFFING POST-CLOSING

•                  In the coming weeks Forest Oil management will undertake an extensive review of its corporate support requirements following closing of the transaction

•                  Forest Oil has entered into a Transition Services Agreement with Mariner to provide support services for offshore GOM operations during a transition period through approximately June 30, 2006

•                  We anticipate some corporate positions will be eliminated based on reduced support needs upon transaction closing and throughout the transition period

•                  Individuals will be selected to fill ongoing staffing needs based on individual capabilities applicable to the position requirements

•                  Employees will be considered for all ongoing positions in Forest Oil for which they may be qualified as well as opportunities in Mariner

7

•                  Any salaried employee terminated involuntarily other than for cause throughout this process will be eligible for a lump sum severance payment equal to one-half month’s base salary per year of service, with a minimum payment equal to six months’ base salary and a maximum payment of twelve months’ base salary

•                  We will inform all employees affected by this transaction of their employment status (continuing versus transitional) no later than October 15, 2005

•                  Employees working on a transitional basis will be informed of the completion date of their transition assignment as soon as practicable following Mariner’s assessment of its ongoing needs post-closing

•                  Severance payments are conditional upon successful completion of the transitional assignment as determined by Forest Oil management and execution of a release

8

REALIGNING ASSET BASE – “The Perfect Pie”

Old Forest Oil

[CHART]

2004 Reserves: 1,454 Bcfe *
61% Gas
75% PD

[CHART]

YTD 2005 Production: 495 MMcfe/d
2005 R/P:  8.0

New Forest Oil

[CHART]

2004 Reserves: 1,110 Bcfe *
55% Gas
74% PD

[CHART]

YTD 2005 Production: 267 MMcfe/d
2005 R/P:  11.4

*  Pro forma for the Buffalo Wallow acquisition and offshore spin-off

9

SUSTAINABLE GROWTH PROFILE

[CHART]

10

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[GRAPHIC]

GOM EMPLOYEE MEETING

[LOGO]	GROWTH	PROGRESS	MOMENTUM

THE “NEW” FST – Operations Spin-Off Drives Value

•                  Distribution returns value to Forest’s shareholders

•                  Opportunistic tax-free spin / merge of offshore Gulf operations segment creates two highly focused and valuable enterprises

•                  High quality partner in Mariner Energy creating well positioned GOM independent with excellent growth outlook

•                  Enhanced competitive positioning of Forest’s remaining onshore asset base to execute a more focused strategy

•                  Forest’s portfolio of long-life, concentrated assets in high quality basins poised for sustainable growth

STREAMLINED ASSET BASE, BETTER POSITIONED FOR GROWTH

[LOGO]

2

KEY TRANSACTION TERMS

Asset Contribution	• 344 Bcfe of Forest offshore proved reserves (12/31/04)

Liability Contribution	• $200 Million of debt
• $50 Million of derivatives at 6/30/2005
• $157 Million of ARO

Structure	• Tax-free Reverse Morris Trust transaction
• Spin-off of Gulf of Mexico operations
• Stock for stock merger of “SpinCo” and Mariner

Mariner Equity Ownership	• 58.2% Forest shareholders
• 41.8% Mariner shareholders

Mariner Management & Governance	• Scott Josey, Chairman & CEO
• 7 member board
• 2 members to be mutually agreed by Forest and Mariner

Expected Close	• Q4 2005 / Q1 2006 (economic effective date of July 1, 2005) *

*  Subject to Mariner shareholder vote and SEC registration requirements

3

TRANSACTION RATIONALE

SHAREHOLDER VALUE

•                  Provides greater investor clarity with respect to value proposition of each entity

•                  Unlocks intrinsic shareholder value in a tax efficient manner

•                  Preserves ability to participate in continued success of two well-positioned enterprises

INCREASED OPERATIONAL FOCUS

•                  Provides greater strategic clarity and management focus for two separate and discreet asset bases, each with strong critical mass and track record

•                  Integrates offshore shelf portfolio into high growth offshore deepwater focused vehicle run by Mariner’s proven management team

•                  Unleashes Forest’s management to accelerate execution of resource oriented onshore “acquire and exploit” strategy

FINANCIAL CAPABILITIES

•                  Preserves financial flexibility of both companies to act opportunistically

•                  Provides appropriate capital structure to fund deepwater opportunities

4

SPIN-OFF OF FOREST OIL’S GOM OFFSHORE ASSETS TO MARINER ENERGY

•                  Forest Oil management and the Board of Directors have ensured throughout the negotiation process that Forest Oil employees were given full and fair consideration in all aspects of the deal

•                  All Forest Oil employee shareholders will benefit from the proposed transaction:

•                  The strike price of outstanding stock options will be adjusted to reflect the value of the dividend being paid by Mariner to FST shareholders

•                  Participants who hold FST stock in the 401(k) plan will receive shares of Mariner stock in the plan equal to the dividend value (and keep their FST stock)

•                  Shareholders in the ESPP or common stock:

•                  will receive shares of Mariner stock equal to the value of the dividend

•                  the grant price of options purchased in the quarter of closing will be adjusted to reflect the value of the dividend distribution

5

STATUS OF GOM EMPLOYEES

•                  The majority of Denver employees directly affiliated with GOM offshore assets and all Metairie and Lafayette-based employees, including offshore field personnel, will be transferred to Spinco/Mariner Energy upon closing, scheduled for Q4 2005 / Q1 2006

•                  The majority of employees affiliated with GOM onshore assets will remain with Forest Oil

•                  JC Ridens will remain with Forest Oil as Senior Vice President responsible for the GOM onshore assets

•                  You will be advised of your assignment to Mariner Energy or Forest Oil today

•                  Upon closing, Mariner Energy will make decisions regarding continued employment, positions, salaries and work locations of transferring employees

•                  Mariner Energy may decide to discontinue, temporarily extend or continue employment of individuals at that time

•                  Mariner Energy management will be in Denver and Lafayette to address employees regarding Mariner Energy employment this month

6

EMPLOYEES TRANSFERRING TO MARINER ENERGY

The following will apply to all employees joining Mariner Energy upon closing:

•                  Unvested Forest Oil Stock options will be converted to Mariner Energy stock options under the same terms and conditions of the FST options (following adjustment of the strike price to account for the Mariner Energy dividend distribution to FST shareholders)

•                  Vested FST stock options may be exercised for up to three months following termination from FST

•                  A Retention Bonus equal to 2.5 times the target bonus award under Forest Oil 2005 bonus plans will be paid to continuing Mariner Energy employees in lieu of the 2005 Forest Oil bonus as follows:

•                  25% of target award October 14, 2005

•                  75% of target award if employed on February 15, 2006

•                  75% of target award if employed on May 1, 2006

•                  75% of target award if employed on June 30, 2006

•                  Involuntary termination of employment following closing would result in payment of the next scheduled bonus installment

•                  Minimum payment of 100% of target bonus if involuntarily terminated

7

•                  Account balances in the FST Retirement Savings Plan (401(k) Plan) will be transferred to the Mariner Energy Plan and will become 100% vested

•                  Unused earned 2005 vacation under the FST Plan will be honored by Mariner Energy

•                  Employees will be eligible to participate in Mariner Energy group benefits plans and compensation plans

•                  Relocation Benefits – Employees asked to relocate to Houston will be eligible for:

•                  A three months’ base salary cash relocation allowance

•                  Shipment of household goods and personal effects

•                  Reimbursement of home sale and home purchase expenses

•                  Temporary living expenses in Houston

•                  House-hunting trip to Houston

•                  Employees with school-age children may delay relocation until completion of the current school year

8

SEVERANCE PAY

•                  Employees who are terminated involuntarily by Mariner Energy prior to the later of June 30, 2006 or six months after closing for reasons other than cause, experience a reduction in salary, or who elect not to relocate more than 50 miles from their current work location (not applicable to offshore employees) will be eligible for severance pay as follows:

•                  Salaried employees will be eligible for one-half month’s base salary per year of service, with a minimum of six months’ base salary

•                  Hourly employees will be eligible for two weeks’ base wage per year of service, with a minimum of 26 weeks’ base wage (regularly-scheduled overtime included in hourly rotational employee base wage rate)

•                  Severance pay will be offset by the amount of any Retention Bonus paid

•                  All severance payments are contingent upon execution of a release

•                  Any employment termination dates will be determined by Mariner Energy management

•                  It will be business as usual for the GOM business unit through closing under current management with no planned staffing changes

9

Combination	MARINER ENERGY, INC.

Mariner Contribution	[LOGO]	Forest Contribution	[LOGO]

• Management		• Development Expertise/Personnel
• Deepwater, Shelf, West Texas Assets		• Underexploited Shelf Assets
• Exploration Track Record		• Identified Exploitation Opportunities
• Prospect Inventory		• Cash Flow

41.8%	[GRAPHIC]	58.2%

• Dynamic GOM player with scale and expertise to effectively compete in the Shelf, Deep Shelf, and Deepwater
• Strong cash flow
• Modest debt level
• Shareholders benefit from the diversity and upside potential intrinsic in these complementary asset bases
• Blend of Exploration and Exploitation opportunities

Mariner-SpinCo Trend Map

[GRAPHIC]

Shelf and Deepwater (460,000+ net undeveloped acres)

•                  Creates a leading Gulf of Mexico focused independent

•                  Balances deepwater exploration with low risk shelf exploitation

•                  Adds high impact deep shelf and ultra-deep shelf opportunities

•                  Extensive deepwater exposure with prospects in inventory

•                  Synergies through property overlap and G&A savings

Deepwater Operations Expertise

[GRAPHIC]